Exhibit 21.1

FCStone Group, Inc.

An Iowa Corporation

Subsidiaries	Jurisdiction of Incorporation
FCStone, LLC	Iowa
FCStone Forex, LLC	Iowa
FGDI, L.L.C.	Delaware
FCStone Trading, LLC	Iowa
FCStone Merchant Services, LLC	Delaware
FCC Investments, Inc.	Iowa
FCStone Financial, Inc.	Iowa
FCStone Investments, Inc.	Iowa
FCStone Advisory, Inc.	Iowa
FCC Futures, Inc.	Iowa
Westown Commodities, LLC	Iowa
FCStone Information, LLC	Iowa